BorgWarner Inc. (BWA)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278.
Continuous BWA Shareholder since 2013

Please Vote for Proposal Topic that Won our 62% Support at the 2017 BorgWarner Annual Meeting
Improve Shareholder Right to Act by Written Consent, Proposal 4:

In response to our impressive 62% support for a shareholder right to act by written consent, management adopted a version of written consent in 2018 that appears to be totally useless.

Management said that it would be mandatory to have the backing of 20% of all shares in existence to do so little as to ask for record date to start a written consent campaign. Why would any group of shareholders, who own 20% of our company, find it attractive to do so little as to ask management to look a calendar and name a date when these same owners of 20% of our company could compel management to hold a special shareholder meeting.

Door number one is management looks at a calendar.
Door number two is management is compelled to hold a special meeting.

What group of shareholders who own 20% of our company, in their right mind, would choose door number one?

This is an important point because in response to majority shareholder votes the managements at many companies came up with this same useless form of a so-called shareholder right to act by written consent. And now it is up to informed shareholders to urge that a useful form of written consent be adopted.

This proposal today is a step to make a shareholder right to act by written consent a useful right.

Yes – Improve the Shareholder Right to Act by Written Consent, Proposal 4

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.